GIVEN IMAGING [GRAPHIC OMITTED]

For Immediate Release
For further information contact:

Yoram Ashery                                or       Fern Lazar/David Carey
Given Imaging Ltd.                                   Lazar Partners Ltd.
                                                     1-(866) GIVEN-IR
                                                     flazar@lazarpartners.com/
                                                     dcarey@lazarpartners.com


     GIVEN IMAGING REPORTS THIRD QUARTER RESULTS AND RAISES ANNUAL GUIDANCE
     ----------------------------------------------------------------------

o    Sales increase by 51% over third quarter of 2003

o    Company raises 2004 annual revenue guidance to $60-62 million

o    2004 Annual earnings per share guidance set at 5 to 7 cents

o    PillCam ESO cleared to market and launch plans announced

Yoqneam, Israel, October 28, 2004 - Given Imaging Ltd. (NASDAQ:GIVN) today announced third quarter and nine month results for the period ended September 30, 2004.

Worldwide sales of the Given(R) Diagnostic System and PillCamTM SB reached $14.6 million in the third quarter of 2004, 51% higher than in the third quarter of 2003. Gross profit was 75.1% of revenues compared to 63.0% in the third quarter of 2003. Operating expenses increased to $11.2M, $0.3 million higher than the second quarter of 2004, mainly due to R&D and regulatory efforts related to the launch of new products, and marketing expenses related to major medical meetings, rebranding and strengthening of the global marketing organization. This resulted in a net profit for the third quarter of $0.1 million or 0.4 cents per share on a fully diluted basis, compared to a net loss of

$2.1 million or (8.1) cents per share in the third quarter of 2003. Cash balance at the end of the quarter was $66.9 million.

For the nine month period ended September 30, 2004, sales were $42.8 million reflecting a 53% increase over the same period in 2003. Gross profit increased to 73.9% of revenues from 65.1% in the first nine months of 2003. Operating expenses in the nine months of 2004 were $32 million, compared to $28 million in the same period in 2003. Net profit for the first nine months of 2004 was $0.4 million or 1.5 cents per share on a diluted basis, compared to a net loss of $9.0 million or (35.5) cents per share for the same period in 2003.

"Our third quarter sales were down sequentially, as anticipated, due to summer seasonality. Nonetheless, sales were 51% higher than in the third quarter of 2003", said Gavriel D. Meron, president and CEO of Given Imaging. "Consequently, we are increasing our full year sales guidance to reflect an annual growth rate of approximately 50%."

Third Quarter 2004 Revenue Analysis
-----------------------------------

The geographic breakdown of third quarter 2004 sales is as follows:

(Millions of U.S. dollars)
United States     $10.2
Europe and ROW    $ 4.4

In the quarter, worldwide sales for reorders of the PillCam SB capsule endoscope were 21,100, 73% higher than the third quarter of 2003. The total number of capsules sold in the quarter was 22,400, 67% higher than in the third quarter of 2003. To date, cumulative unit sales of PillCam SB have reached 145,200. Sales of Given(R) Diagnostic Systems totaled 129 for the third quarter of 2004, with 85 systems sold in the United States. In the third quarter of 2003, the company sold 122 systems with 78 systems sold in the United States.

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

Third Quarter and Recent Highlights
-----------------------------------

New Products Update
o On October 25, 2004 the U.S. Food and Drug Administration granted clearance to market Given Imaging's PillCamTM ESO for visualization of the esophagus. The cleared version takes four frames per second using two cameras, one at each end of the capsule, which has the same dimensions as the existing PillCam SB. The company, however, intends to commercialize an even more advanced version of PillCam ESO, which will take 14 frames per second. A "special" 510(k) has been submitted for this advanced version, and the Company expects clearance before year end. Pending U.S. marketing clearance, Given Imaging is ready to distribute the 14 frame PillCam ESO.

o The 14 frames per second version of PillCam ESO will be commercialized through Given Imaging's partner, InScope, a division of Ethicon Endo-Surgery. The product will be launched at the annual meeting of the American College of Gastroenterology, taking place October 30 to November 3 in Orlando, FL. At this meeting, investigators will present final data from the 106-patient, pivotal multi-center, multi-national trial which was the basis for the clearance of PillCam ESO. The study demonstrated that PillCam ESO is comparable to traditional endoscopy in visualizing pathologies of the esophagus in patients with GERD symptoms and Barrett's esophagus, and that it is convenient, safe and preferred by all patients.

o Given Imaging will upgrade its existing U.S. installed base to the new Rapid 3.0 review software required for performing PillCam ESO procedures. The upgrade program is expected to take 2-3 months following clearance of the PillCam ESO 14 frames per second version.

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

o Given Imaging and InScope intend to promote the new Data Recorder 2 to existing customers. The Data Recorder 2 is also required for performing PillCam ESO procedures.

o Following clearance of the PillCam ESO with 14 frames per second, all new systems sold will include Rapid 3 and Data Recorder 2 and will be fully compatible with both PillCam SB and PillCam ESO.

Marketing Update
o More than 30 poster and oral presentations were delivered at the United European Gastroenterology Week (UEGW) in September in Prague, Czech Republic.

o The company appointed Mark Colby as corporate vice president and general manager Japan and rest of world.

o The company's capsule endoscopy product line was rebranded from M2A to PillCam(TM). Different models of the PillCam will now be named according to their intended use, such as PillCam SB for the small bowel and the new PillCam ESO for the esophagus.

o The new platform, comprised of Rapid 3 and DataRecorder 2, was launched at the United European Gastroenterology Week in Prague, Czech Republic.

o The European Capsule Endoscopy Group was formed under the auspices of the European Society of Gastrointestinal Endoscopy, for promoting research, clinical practice and education on capsule endoscopy.

o 24 new publications in peer review journals on capsule endoscopy, brought total published articles, editorials and case reports to 224.

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

Reimbursement Expansion
Additional payers who now recognize capsule endoscopy for expanded indications, such as initial diagnosis of suspected Crohn's disease, include:

     Private Payer:

     o    Oxford (1.55 million members in NY, NJ, CT)

     Medicare:

     o    Trailblazer Health Enterprises (3.62 members in TX, MD, DE, DC, VA)

     o National Heritage Insurance Company NE (1.8 million members in MA, NH, VT, ME)

The number of individuals in the U.S. with coverage for Capsule Endoscopy remained the same at 176 million, while the number of individuals in the U.S. with coverage for expanded indications, such as initial diagnosis of Crohn's disease, increased by approximately 7 million to 120 million.

In September, the government of Italy's Piemonte region approved reimbursement for PillCam SB capsule endoscopy for the region's 4.3 million individuals, for broad indications, including Crohn's disease, celiac disease, lymphoma, polyposis and occult bleeding. More than 44 million Europeans now have access to reimbursement for PillCam endoscopy.


Updated 2004 guidance
---------------------

Given Imaging anticipates that sales in the fourth quarter of 2004 will be between $17 and $19 million, and full year 2004 sales will be between $60 and $62 million. The company expects that full year EPS will be between 5 to 7 cents. Achieving the high end of the range of sales and EPS would depend, among other things, on the timing of receipt of FDA clearance for the 14 frames per second version of the PillCam ESO.

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

Now that the Company has transitioned to profitability, the Company will provide EPS guidance along with its revenue guidance. Going forward, the company will discontinue its practice of early announcement of quarterly sales prior to the release of the full financial results.

Third Quarter Webcast Information
---------------------------------

Given Imaging will host a conference call tomorrow, Friday, October 29, 2004, at 9:00 am Eastern Time to discuss third quarter 2004 results. The conference call will be webcast through the Company's website www.givenimaging.com.

About Given Imaging
-------------------

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company is developing a complete line of PillCam video capsules for detecting disorders throughout the gastrointestinal tract. The company's technology platform is the Given(R) Diagnostic System, featuring the PillCam(TM) video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient. The PillCam(TM)SB video capsule is the only naturally ingested method for direct visualization of the entire small intestine. It is currently marketed in the United States and in more than 60 other countries and has benefited more than 145,000 patients worldwide. The PillCam(TM) ESO video capsule, which provides visual examination of the esophagus, has been cleared for marketing by the FDA and a higher frame rate version will be commercialized pending FDA clearance. Additional capsules for visualization of the stomach and colon are under development. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Tokyo, Madrid and Sydney. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements about Given Imaging, including projections about our business, our future revenues and our future profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities Exchange Commission.

                            (Financial tables follow)

              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                    U.S. $ in thousands except per share data

                                                                    September 30,     December 31,
                                                                  ---------------    ---------------
                                                                        2004              2003
                                                                  ---------------    ---------------
                                                                     (Unaudited)        (Audited)
 Assets
 Current assets
 Cash and cash equivalents                                        $        66,885    $       25,367
 Accounts receivable:
   Trade                                                                    8,040             6,945
   Other                                                                    1,216               467
 Inventories                                                               13,386             8,485
 Prepaid expenses                                                           1,395             1,361
 Advances to suppliers                                                        446                 -
                                                                  ---------------    ---------------
 Total current assets                                                      91,368            42,625
                                                                  ---------------    ---------------
 Deposits                                                                     361               361

 Assets held for severance benefits                                         1,181             1,008

 Fixed assets, at cost, less accumulated depreciation                       9,833             9,595

 Other assets, at cost, less accumulated amortization                       2,206             1,980
                                                                  ---------------    ---------------
 Total assets                                                     $       104,949    $       55,569
                                                                  ===============    ===============

Liabilities and shareholders' equity

Current liabilities
Current installments of obligation under capital lease            $             9    $           27
Accounts payable:
  Trade                                                                     5,305             2,216
  Other                                                                     4,871             4,462
Deferred revenue                                                            1,158               950
                                                                  ---------------    ---------------
Total current liabilities                                                  11,343             7,655
                                                                  ---------------    ---------------
Long-term liabilities
Obligation under capital lease, net                                            47                 4
Liability for employee severance benefits                                   1,422             1,188
                                                                  ---------------    ---------------
Total long-term liabilities                                                 1,469             1,192
                                                                  ---------------    ---------------
Total liabilities                                                          12,812             8,847
                                                                  ---------------    ---------------

Minority interest                                                           1,243             1,924

Shareholders' equity                                                       90,894            44,798
                                                                  ---------------    ---------------
Total liabilities and shareholders' equity                        $       104,949    $       55,569
                                                                  ===============    ===============

              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements of Operations
                    U.S. $ in thousands except per share data

                                                             Nine month period ended     Three month period ended     Year ended
                                                                  September 30,             September 30,             December 31,
                                                             -----------------------     -----------------------
                                                                2004         2003         2004         2003             2003
                                                             -----------  -----------  -----------  -----------       ---------
                                                             (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)       (Audited)
Revenues                                                     $   42,807   $   28,005   $   14,594   $    9,682        $ 40,539
Cost of revenues                                                (11,154)      (9,771)      (3,636)     (3,581)         (13,551)
                                                             -----------  -----------  -----------  ----------        ---------
Gross profit                                                     31,653       18,234       10,958       6,101           26,988
                                                             -----------  -----------  -----------  ----------        ---------
Operating expenses

Research and development, gross                                  (5,456)      (5,264)      (2,119)     (1,526)          (7,037)
Royalty bearing participation                                       702        1,005          288         314            1,303
                                                             -----------  -----------  -----------  ----------        ---------
Research and development, net                                    (4,754)      (4,259)      (1,831)     (1,212)          (5,734)

Sales and marketing expenses                                    (22,588)     (19,738)      (7,705)     (6,219)         (26,804)
General and administrative expenses                              (4,644)      (4,024)      (1,678)     (1,233)          (5,312)
                                                             -----------  -----------  -----------  ----------        ---------
Total operating expenses                                        (31,986)     (28,021)     (11,214)     (8,664)         (37,850)
                                                             -----------  -----------  -----------  ----------        ---------
Operating loss                                                     (333)      (9,787)        (256)     (2,563)         (10,862)
Financing income, net                                               102          627          165         573              995
                                                             -----------  -----------  -----------  ----------        ---------
Loss before taxes on income                                        (231)      (9,160)         (91)     (1,990)          (9,867)
Taxes on income                                                       -            -            -           -                -
                                                             -----------  -----------  -----------  ----------        ---------
Loss before minority share                                         (231)      (9,160)         (91)     (1,990)          (9,867)

Minority share in losses (profits) of subsidiary                    681          130          205         (67)             258
                                                             -----------  -----------  -----------  ----------        ---------
Net profit (loss)                                            $      450   $   (9,030)  $      114   $   (2,057)       $ (9,609)
                                                             ===========  ===========  ===========  ===========       =========

Basic profit (loss) per Ordinary Share                       $    0.017   $   (0.355)  $    0.004   $  (0.081)        $  (0.377)
                                                             ===========  ===========  ===========  ===========       =========
Diluted profit (loss) per Ordinary Share                     $    0.015   $   (0.355)  $    0.004   $  (0.081)        $  (0.377)
                                                             ==========   ==========   ==========   ==========        ==========
Weighted average number of Ordinary Shares
 outstanding used in basic profit (loss) per
 Ordinary Share calculation                                  26,332,954   25,456,461   27,404,098   25,532,223        25,493,073
                                                             ==========   ==========   ==========   ==========        ==========
Weighted average number of ordinary shares
 used to compute diluted profit (loss) per
 Ordinary Shares                                             29,091,795   25,456,461   30,139,467   25,532,223        25,493,073
                                                             ==========   ==========   ==========   ==========        ==========

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